Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Alberto Calderon, Chief Commercial Officer, BHP Billiton on June 3, 2008.

Lehman Brothers Alberto Calderon, Chief Commercial Officer BHP Billiton 3 June 2008

Page 2 Page 2
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offers for
Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or
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an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual
Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2007, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Page 3 Page 3
Disclaimer (continued)
Cautionary Note to US Investors – The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. BHP Billiton uses certain terms in this presentation, such as “probable reserves” and "contingent resources", that the SEC's guidelines strictly prohibit oil and gas companies from including in filings with the SEC. US Investors are urged to consider closely the disclosure in BHP Billiton Annual Report on
Form 20-F for the year ended June 30, 2007, File No. 001-09526 (for BHP Billiton Limited) and File No. 001-31714 (for BHP Billiton Plc), available from BHP Billiton at BHP Billiton Limited, 180 Lonsdale
Street, Melbourne, Victoria, 3000 Australia or at BHP Billiton Plc, Neathouse Place, Victoria, London, United Kingdom. You can also obtain the BHP Billiton’s Annual Report from the SEC by calling 1-800-SEC-
0330 or by visiting the SEC's website
(http://www.sec.gov).
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the Securities and Exchange Commission (the “SEC”) a
Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS
AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS
TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the
United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.
You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Page 4 Resourcing the future Some implications in a sustained high energy price world BHP Billiton’s future growth outlook Page 4

There are powerful socio-economic forces driving China / India growth, but what will be the impact of higher energy prices?
Finished steel consumption
(kg/capita)
Source: World Bank; Government Statistics for Taiwan; IISI
Note: The shape of the arrow shows the general trend among countries for finished steel consumption as GDP per capita increases and is not to scale
GDP/Capita (Jan. 2008 Constant US Dollars)
0
200
400
600
800
1,000
1,200
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
China India
Japan Korea, Rep.
United States Taiwan

High oil prices forecast to impact world GDP growth, but
China impacted less than developed countries
Factors impacting growth
•
Higher energy prices
•
Commodities price inflation
•
US Housing market
Source:  IMF: World Economic Outlook 2008
1) Advanced Economies as defined by the IMF World Economic Outlook 2008
Revised 2009 GDP growth
Real GDP Growth %
Advanced Economies¹
Revised April 2008
Initial
World China
10.0

High
Low
Demand Scenarios
Pull back
Sustained growth
Tier 1 assets generally fall in this section of the cost curve
Higher Oil price impact on cost curve
ΔHigh
ΔLow
Low
Industry cumulative production ranked from low cost to high cost
High
High energy prices
Low energy prices

•

•

•

•

△

bhpbilliton
resourcing the future

A period of sustained higher oil prices will reinforce the value of bulk commodity Tier 1 assets
Impact of sustained higher oil prices
Oil price impacts operations and
freight
Combination lifts and steepens the
curve
Prices move, set by the higher end
marginal cost of production
Steepening cost curve
With a steeper cost curve the
differential  to the marginal cost
producer widens
2
Tier 1 assets relative
profitability, at constant demand
scenarios, actually benefits from
an energy price induced upward
cost curve shift
2
Tier 1 producer volumes are
relatively protected from
demand contraction
Generic delivered bulk commodity cash cost curve
shift in high oil price environment
(Cash cost $/t)
Source:  BHP Billiton analysis

In a world of high oil prices, the relative value of Tier 1 bulk commodity assets that are close to Asian growth markets is enhanced
Source:  CRU, BHP Billiton analysis
Transparent pricing
• In a transparent pricing market the
value to customer of two identical
products is fixed, and the supplier
is paid that delivered price
Impacts of higher oil prices
• Freight costs become a much
larger component of delivered cost
• High freight costs with a variety of
distance to market steepens the
cost curve
• Proximity to market delivers
sustainable cost advantage
• Regardless of demand impact the
incentive to expand production is
high for assets which are close to
markets
Iron Ore cost FOB vs Delivered to Asia
($/dmt)
BHP Billiton Weighted Avg.
Cumulative production
(Mt)
0
100 200 300 400 500 600 700 800 900 1000 0
140
130
120
110
100
90
80
70
60
50
40
30
20
10
2007  FOB
2007  Delivered
2008  Delivered
Third quartile
curve shift

~$130
EBIT uplift Increase in cost
associated with oil
Net EBIT impact
~$640
~$770
Net EBIT (1) impact of $10 oil price increase
$MM on FY08 Forecast production
At FY08 volumes, $10 increase in the price of oil could
generate a net ~$640m BHP Billiton EBIT uplift
The BHP Billiton energy hedge
• Petroleum business creates a
hedge against petroleum products
cost increase for all BHP Billiton
• For example:
– An average $10 increase in the
price of oil implies ~$770m
EBIT uplift at FY08 volume
– A similar 10% increase in the
price of petroleum products will
increase cost base (2) by
~$130m…
– …net gain of ~$640m
• BHP Billiton’s portfolio also includes
other energy generating products:
energy coal, met coal and uranium
Source: BHP Billiton Petroleum, BHP Billiton analysis
1) Estimate based on FY08 production forecast but using FY07 average margin adjusted for Oil/gas mix; EBIT margin excludes revenue and EBIT from third party trading activities
2) Cost increase assumes a $10/boe would translate to approximately a 10% increase in costs of petroleum products consumed in all BHP Billiton activities

~ 10% CAGR

3,500
3,000
2,500
2,000
1,500
1,000
500
0
Gas
Liquids
Gas
Liquids

bhpbilliton
resourcing the future

BHP Billiton Petroleum: Production growing to 170mmboe/yr,
high EBIT margin per barrel and strong resource base
EBIT (1) margin per barrel at different price levels
($/boe)
0
50
100
150
200
FY07 FY08E FY09E FY10E FY11E
Liquids
Gas
Production Growth
(mmboe/yr)
(3)
Source: BHP Billiton 2007 Annual report and analysis
1) FY07 average margin adjusted for Oil/gas mix; EBIT margin excludes revenue and EBIT from third party trading activities
2) Reference oil price is WTI
3) Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe
Reference
Oil Price
(2)
$90 $100 $110 $120
EBIT $42 $48 $54 $59
Attributable Reserves and Resources
(mmboe, as at 30-Jun-2007)
(3)
Proved Reserves
1,353 mmboe
Probable
Reserves +   2C
Contingent
Resources
Total
Resources
3,594
mmboe
2,241 mmboe

Page 11 Resourcing the future Some implications in a sustained high energy price world BHP Billiton’s future growth outlook Page 11

0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY07 CY08 CY09 CY10 CY11 CY12
BHP Billiton has an attractive growth profile of significant scale
Copper Equivalent Tonnes '000
Production in copper equivalent tonnes
Simple Copper Equivalent
• Focused on deliverable
growth over the next five
years
• Commence from CY07, a
year of known production
• BHP Billiton 6.9% CAGR,
and growing from 8.2 million
tonnes of Cu equivalent to
11.4 million tonnes of Cu
equivalent
• Rio Tinto on the same basis
shows a growth rate of 6.0%
CAGR but of lesser scale
• BHP Billiton 82% of growth
from brownfields
BHP Billiton
Rio Tinto
Note: Copper equivalent units calculated using BHP Billiton (BHPB) estimates for BHPB production; Rio Tinto forecasts for Rio Tinto’s iron ore, copper, alumina and aluminium production per Rio Tinto presentation 13 May 2008, with
Aluminium forecast adjusted to exclude Coega project (BHPB estimate).  BHPB estimates used for Rio Tinto’s production in other commodities.  Production volumes exclude Rio Tinto Alcan’s Engineered and Packaging operations,
Industrial Minerals, Lead and Zinc businesses; BHPB’s Specialty Products operation; all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale.  Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHPB assumptions for diamonds, domestic coal and manganese.  Rio Tinto’s CY07 production volumes include pro-forma full year Alcan alumina and aluminium as per 12 March 2008 announcement.
Estimated &
unrisked
BHB Billiton Rio Tinto

% EBIT Margin
47%
37%
29%
64%
47%
37%
61%
14%
Iron Ore
Manganese
Met Coal
Copper
Stainless Steel Materials
Aluminium
Petroleum
Energy Coal

bhpbilliton
resourcing the future

BHP Billiton’s growth capital expenditure is focused on high margin commodities
Source: BHP Billiton analysis. EBIT margin excludes third party trading.
Note: BHP Billiton margins are actual CY07 margins.
Carbon Steel Materials Non-Ferrous Energy
Margins matter
• Cu equivalent production is
based on implied revenue
• $1 million of revenue from
energy coal calculates to the
same tonnage of copper
equivalent as $1 million of
revenue from petroleum
• One tonne of petroleum
derived copper is worth more
than 4 times as much as one
tonne of energy coal derived
copper
Using BHP Billiton CY07
EBIT margins

Boffa/Santou
Refinery
2010
As at 2 May 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
Alumar
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Maruwai
Stage 1
Douglas-
Middelburg
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Nimba
Ekati
Canadian
Potash
WA Iron Ore
Quantum 1
CW Africa
Exploration
Angola
& DRC
WA Iron Ore
RGP 5
WA Iron Ore
Quantum 2
Macedon
Turrum
CMSA Heap
Leach 1
NWS
CWLH
Peak Downs
Exp
DRC
Smelter
Mad Dog
West
KNS
Exp
Hallmark
Corridor
Sands 1
Puma
Cerrejon
Opt Exp
Angostura
Gas
NWS
T5
Beyond our 5 year growth plans, the future options portfolio is deep and diversified
Navajo
Sth
Bakhuis
Maruwai
Stage 2
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
Daunia
RBM
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Thebe
CMSA
Pyro Expansion
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Blackwater
UG
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Escondida
3rd Conc
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
MKO
Talc
Scarborough
Caroona
Kennedy

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